Exhibit (a)(1)(vi)

December 16, 2014

Dear Actuate Stockholder:

We are pleased to report that on December 5, 2014, Actuate Corporation (the “Company”), Open Text Corporation, a Canadian corporation (“Parent”), and Asteroid Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser has commenced a tender offer (as it may be amended or supplemented from time to time, the “Offer”) today to purchase all shares of common stock, par value $0.001 per share, of the Company, including the associated preferred stock purchase rights under the Rights Agreement entered into between the Company and Computershare Trust Company, N.A., on June 18, 2014 (as amended) (each, a “Share”), that are issued and outstanding at a price per Share of $6.60 net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes. Unless extended or earlier terminated, the Offer is scheduled to expire at 9:00 A.M., New York City time, on January 16, 2015.

The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”), and the Company will be the surviving corporation and a wholly-owned subsidiary of Parent. As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than each Share (i) owned by Parent or Purchaser or held by a wholly-owned subsidiary of Parent or the Company, which will be cancelled and cease to exist without any payment being made with respect to such Share or (ii) owned by any stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share), will be cancelled and converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest thereon and less any applicable withholding taxes.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, the Company’s board of directors has duly and unanimously (i) approved and declared that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the stockholders of the Company, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and (iii) determined to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES TO PURCHASER PURSUANT TO THE OFFER.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY.

We greatly appreciate and thank you for your support.

Sincerely,

Peter I. Cittadini President and Chief Executive Officer